

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 15, 2023

Adi Osovsky
Vice President, Legal
iTeos Therapeutics, Inc.
321 Arsenal Street
Watertown, Massachusetts 02472

> **Re: iTeos Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 10, 2023**
> **File No. 333-271793**

Dear Adi Osovsky:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Jimmy McNamara at 202-551-7349 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences